EXHIBIT 1

EXECUTION VERSION

Perma-Pipe International Holdings, Inc.

6410 W. Howard Street Niles, Illinois 60714

March 29, 2017

Carl W. Dinger III Strategic Value Partners 732 13th Street

Berthoud, Colorado 80513

RE: Share Repurchase Program Proposal and Director Nominations Dear Mr. Dinger:

This Letter Agreement (this “Letter Agreement”) is entered into as of the date set forth above, by and between Perma-Pipe International Holdings, Inc. (the “Company”) and Carl W. Dinger III, Strategic Value Partners, Carousel World LP, Kenneth Stroup, Jr., Ashley E. Dinger, Caleigh N. Dinger, and Shelby C. Dinger (collectively, the “Dinger Group”).

In consideration of the mutual promises and covenants set forth herein, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Company and the Dinger Group hereby agree as follows:

1.

Share Repurchase Program Proposal. The Company hereby agrees to include in the Company’s proxy statement for the Company’s 2017 annual meeting of shareholders a shareholder proposal and supporting statement from the Dinger Group in the form attached hereto as Exhibit A. The Dinger Group acknowledges and understands that the Company may, and intends to, (A) recommend that the Company’s shareholders vote against such proposal and (B) include a rebuttal statement regarding such proposal.

2.

Director Nominations. Each member of the Dinger Group hereby agrees that such person (A) shall not, directly or indirectly, nominate any director for election to the Company’s board of directors at or in connection with the Company’s 2017 annual meeting of shareholders or otherwise during 2017; and (B) shall not allow any affiliate of such person to directly or indirectly nominate any director for election to the Company’s board of directors at or in connection with the Company’s 2017 annual meeting of shareholders or otherwise during 2017.

3.

Miscellaneous. Letter Agreement may be executed in any number of counterparts, including by facsimile or e-mail, any one of which need not contain the signatures of more than one party, but all of such counterparts together shall constitute one agreement. This Letter Agreement may not be amended, or any provision thereof waived, unless each undersigned party consents thereto. This Letter Agreement shall be governed by the laws of the State of Delaware without regard to the principles of conflict of laws.

[Signature page follows]

If the above correctly reflects your understanding and agreement with respect to the foregoing matters, please so indicate by executing this Letter Agreement in the space provided below.

Very truly yours,
Perma-Pipe International Holdings, Inc., a Delaware corporation

By:	/s/
Name:	David S. Barrie
Title	Chairman of the Board

Acknowledged and agreed to as of the date first written above by:

<Carl W. Dinger III>
Carl W. Dinger III

Strategic Value Partners

By:	<Carl W. Dinger III>
Name:	Carl W. Dinger III
Title:	Member

Carousel World, LP

By:	<Carl W. Dinger III>
Name:	Carl W. Dinger III
Title:	General Partner

<Kenneth E. Stroup, Jr.>
Kenneth Stroup, Jr.

<Ashley E. Dinger>
Ashley E. Dinger

<Caleigh N. Dinger>
Caleigh N. Dinger

<Shelby C. Dinger>
Shelby C. Dinger

EXHIBIT A

Form Shareholder Proposal and Supporting Statement

Proposal

RESOLVED: The shareholders of Perma-Pipe International Holdings, Inc. recommend that the Board of Directors authorize and implement a share purchase program as a method of returning capital to shareholders.

Supporting Statement

PPIH's stock price has significantly underperformed all major stock indices during the past five years. There has been only a de minimis return, if any, to shareowners at large during this period. Additionally, PPIH has done very little to enhance shareholder value via returning capital to shareholders either through a share buyback or dividend. In February 2015, PPIH's board of Directors did approve and authorize a $2 million share repurchase program over a two-year period. However, after repurchasing 28,000 shares in February, 2015 and 17,000 shares in March, 2015 at a total cost of $292,510, no additional shares have been repurchased since then. Thus, only 14.63% of the total share repurchase authorization has been implemented.

Notwithstanding this significant lack of performance by PPIH's stock and any significant attempt to enhance shareholder value, large amounts of compensation in the form of cash, stock and stock option awards were imparted to PPIH Senior Executives and members of the Board of Directors during this same five year period. PPIH's publicly filed proxy statements for the years 2012, 2013, 2014 and 2015 disclose that $11,126,827 in such compensation was awarded during these four years.

Presumably, a similar amount was disbursed to PPIH Senior Executives and the Board during 2016. The market capitalization of PPIH as of the filing of this proxy proposal is $64.85 million as of January 17, 2017. Therefore, at least $12,500,000 was disbursed as total compensation to Senior Executives and members of the Board of Directors during 2012-2016 and comprises approximately 20% of the current market capitalization of PPIH. This compensation is excessive when the shareowners at large have received virtually no return on their investment and one unfulfilled attempt by the Board to enhance shareholder value.

PPIH has minimal net debt and has in excess of $9 million in cash in foreign subsidiaries. PPIH's overall balance sheet clearly would support a share buyback program. In addition, by reducing the total number of outstanding shares it would help to facilitate the eventual sale of the Company should the Company decide to pursue that course of action.

We respectfully urge all shareowners to vote in favor of this proposal.